                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                             --------------------

                      BROOKDALE LIVING COMMUNITIES, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  112462 10 6
                                (CUSIP Number)

                              Michael W. Reschke
                             77 West Wacker Drive
                                  Suite 4200
                               Chicago, IL 60601
                                (312) 917-1500
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                             Wayne D. Boberg, Esq.
                               Winston & Strawn
                             35 West Wacker Drive
                                  Suite 4200
                               Chicago, IL 60601
                                (312) 558-5600

                                 May 18, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  [_]

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                                 SCHEDULE 13D
----------------------
CUSIP NO.  112462 10 6
----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael W. Reschke
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

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                                 SCHEDULE 13D
----------------------
CUSIP NO.  112462 10 6
----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Prime Group VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

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                                 SCHEDULE 13D
----------------------
CUSIP NO.  112462 10 6
----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PGLP, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          Item 1 is amended and restated in its entirety as set forth below:


          This Amendment No. 6 to Schedule 13D relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brookdale Living Communities, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611.

Item 2.   Identity and Background.

          Items 2(a) and 2(f) are amended and restated in their entirety as set forth below:

          (a) and (f)   This Amendment No. 6 to Schedule 13D is filed by each of
Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), and PGLP, Inc., an Illinois corporation ("PGLPI").

          Reschke owns an approximate 50.75% equity interest in PGLPI, which is the managing general partner of PG-VI.

          Item 2(c)(i) is amended and restated in its entirety as follows:

          (c)(i) Reschke is the Chairman of the Board, President and Chief Executive Officer and a member of the Board of Directors of The Prime Group, Inc. ("PGI"), the President and a member of the Board of Directors of PGLPI and the Chairman of the Board and a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded corporation which qualifies as a real estate investment trust ("PGRT"). The principal business of PGI is the ownership, development and management of, and investment in, directly or indirectly, real estate. The business address of PGI is 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties. The business address of PGRT is 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601. Reschke is also a member of the Board of Directors of each of Prime Retail, Inc., a publicly traded corporation which qualifies as a real estate investment trust and which is involved in the ownership, development and management of factory outlet centers ("Prime Retail"), and Horizon Group Properties, Inc., a publicly traded corporation which is involved in the ownership, development and management of factory outlet centers ("Horizon"). The business address of Prime Retail is 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202. The business address of Horizon is 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601.

          Items 2(b), (c)(ii), (c)(iii), (d) and 2(e) are not amended.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is not amended.

Item 4.   Purpose of Transaction.

          Item 4 is amended by (i) deleting the last paragraph thereof and (ii) adding the following:

          Except as set forth in Item 6 of this Amendment No. 6 to Schedule 13D, none of Reschke, PG-VI or PGLPI, nor, to the best of their knowledge, any of the executive officers or directors of PGLPI, has any current plans or proposals that relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

Item 5.   Interest in Securities of the Issuer.

          Items 5(a), (b), (c), (d) and (e) are amended and restated in their entirety as set forth below:

          (a) and (b) As of May 18, 2000, none of Reschke, PGI, PG-VI, PG-II or PGLPI beneficially owned any shares of Common Stock of the Company.

          (c)          Except as set forth in Item 6 of this Amendment No. 6 to
Schedule 13D, none of Reschke, PGI, PG-VI, PG-II or PGLPI, nor, to the best of their knowledge, any of the executive officers or directors of PGLPI, has effected any transaction in securities of the Company during the past 60 days.

          (d)          Not applicable.

          (e) As of May 18, 2000, each of Reschke, PGI, PG-VI, PG-II and PGLPI ceased to be the beneficial owner of any shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is amended by adding the following:

          Pursuant to the Fortress Stock Purchase Agreement, on May 18, 2000,
(a) Reschke, PGI, PG-VI and PG-II sold to Fortress Brookdale Acquisition, LLC, an affiliate of Fortress, (i) the Prime Shares for $57,752,750 (full payment of the purchase price for the Prime Shares minus a $1,000,000 deposit paid on or about April 24, 2000), (ii) the Blackacre Shares for $187,500 and (iii) the Reschke Option Shares and the Non-Vested Options for $1,125,000; (b) Reschke resigned from his positions as the Chairman of the Board and a member of the Board of Directors of the Company; and (c) two of Fortress' designees, Wesley R. Edens and William B. Doniger, were elected as members of the Board of Directors of the Company to fill the vacancy resulting from Reschke's resignation and to fill a previously existing vacancy on the Board of Directors of the Company.

Item 7.   Material to be Filed as Exhibits.

          Item 7 is not amended.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.


                                       /s/  Michael W. Reschke
                                       -----------------------
                                       Michael W. Reschke


                                       Dated:  May 18, 2000

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

                                       PRIME GROUP VI, L.P.

                                       By:  PGLP, Inc.
                                            Managing General Partner

                                            By: /s/ Michael W. Reschke
                                               -----------------------
                                            Name:   Michael W. Reschke
                                            Title:  President


                                       Dated:  May 18, 2000

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

                                       PGLP, INC.

                                       By: /s/ Michael W. Reschke
                                          -----------------------
                                       Name:   Michael W. Reschke
                                       Title:  President


                                       Dated:  May 18, 2000

                                 EXHIBIT INDEX

The Exhibit Index is not amended.